August 8, 2016

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Gus Rodriguez, Accounting Branch Chief, Office of Financial Services

Re:	Credicorp Ltd.
Form 20-F for Fiscal Year Ended December 31, 2015
Filed April 29, 2016
File No. 001-14014

Dear Mr. Rodriguez:

On behalf of Credicorp Ltd. (“Credicorp” or the “Company”), we are responding to the letter of the Staff of the Division of Corporation Finance (the “Staff”) dated July 27, 2016. For your convenience, we have included the Staff’s comment below in bold followed by our related response.

Form 20-F for the Year Ended December 31, 2015

Item 18. Financial Statements

Report of Independent Registered Public Accounting Firm, F-1

1. Please revise to have your independent auditor include the city and state where the audit report was issued as required by Rule 2-02 or Regulation S-X.

Company Response

In response to the Staff’s comment, we note that the Report of Independent Registered Public Accounting Firm, on page F-1, was issued in Lima, Peru. In future filings, we will ensure that all signed audit reports include the city and state, or applicable equivalent, where such audit report was issued, in accordance with Rule 2-02(a) of Regulation S-X.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the United States Securities and Exchange Commission (“Commission”) from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact us at (511) 313-2140 to discuss this letter.

Sincerely,

/s/ Fernando Dasso

Chief Financial Officer

Credicorp Ltd.